November 21, 2012

Duc Dang
Securities and Exchange Commission

RE: HOMEOWNUSA
Amendment No. 11 to Registration Statement on Form S-11
Filed November 5, 2012
File No. 333-170035

In response to your letter dated November 14, 2012 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of HOMEOWNUSA (the “Company”).  Amendment no. 11 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s November 14, 2012 letter in italicized text immediately before our response.

Exhibit 8.1-Tax Opinion of Diane D. Dalmy

1.
We note your comment 1. We note that you have obtained a new tax opinion from counsel that indicates you will qualify as a REIT. Please note that your tax opinion opines on a taxable year that has already passed. Please have counsel revise the opinion to address the relevant tax year

Response We have obtained a revised tax opinion from counsel and have filed it as Exhibit 8.1

2.
We note your comment 2. In connection with the proceeding comment, pleas clarify how counsel arrived at the opinion despite the lack of an agreement concerning the redemption of Mr. du Plooy’s shares. Address the binding nature of an “agreement to enter into an agreement” and clarify whether the officer’s certificate addressed his shares. Also, please note that your governing documents do not contain the provisions typically included to ensure REIT qualification. Please clarify how the lack of such provisions was accounted for in the formulation of this opinion. For example only, your governing documents do not contain any ownership limitations that are usually included to ensure that the registrant is able to comply with the REIT ownership provisions.

Response

The officer’s certificate certified that Mr. du Plooy is the sole shareholder of Homeownusa. Further clarification as to how the opinion was arrived at is detailed in Exhibit A to this response letter.

Exhibit 23-Consent of experts and counsel

3.	Please amend to file an updated consent from your independent accountant.

Response We have provided an updated consent from our independent accountant.

We trust our responses meet with your approval.

Sincerely,

/s/ Pieter du Plooy

DIANE D. DALMY
ATTORNEY AT LAW
2000 EAST 12TH AVENUE
SUITE 32-10B
DENVER, COLORADO 80206
303.985.9324 (telephone)
303.988.6954 (fax)

November 21, 2012

Homeownusa
112 North Curry Street
Carson City, Nevada 90703

Re:	Homeownusa Tax Opinion Registration Statement on Form S-11

To Whom It May Concern:

I am acting as tax counsel to Homeownusa, a Nevada corporation (the “Company”), in connection with the registration statement on Form S-11, File No. 333-170035, as amended (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register up to 5,000,000 of the Company’s common stock, par value $0.001 per share.  I prepared an opinion letter pursuant to Item 16 of Form S-11 and Item 601(b)(8) of Regulation S-K. In connection with that opinion and filing of an amendment to the Registration Statement, the Securities and Exchange Commission provided a comment letter dated November 14, 2012 questioning how I arrived at my opinion despite the lack of an agreement concerning the redemption of Mr. du Plooy's shares of common stock.

Upon reviewing the Registration Statement and the rules regarding qualification as a REIT, there are two elements to consider which were relevant to my opinion as follows: (i) the REIT is owned by more than 100 or more persons; and (ii) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to also include some entities) during the last half of each year.

Homeownusa
Page Two
November 21, 2012

The Registration Statement is being filed to register up to 5,000,000 shares of the Company's common stock to the public. Therefore, until such time as the offering is closed, neither the Company nor I know how many shares will be sold and how many shares each shareholder will own before calculating how many shares of common stock held of record by Mr. du Plooy that the Company will be required to redeem. Therefore, the Company has disclosed in the Registration Statement that "upon the closing of this offering, a calculation of the number of shares the Company will redeem will be made so that Mr. du Plooy owns 9.9% of the shares issued and outstanding. As of the date of this offering, no written share redemption agreement exists".

Based upon this disclosure and the understanding that a verbal agreement exists between the Company and Mr. du Plooy regarding the subsequent redemption by the Company of a certain number of shares of common stock held of record by Mr. du Plooy, which has not been memoralized in writing based upon the above unknown variables, I am completely satisfied with the content of my opinion despite the lack of such a written agreement.

Sincerely,

Diane D. Dalmy